[JMP Letterhead]

October 29, 2014

VIA EDGAR AND E-MAIL

Mr. Eric Envall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             JMP Group LLC
                                              Registration Statement on Form S-4 (File No. 333-198264)

Dear Mr. Envall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JMP Group LLC (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4, as amended (File No. 333-188297), be accelerated by the Securities and Exchange Commission (the “Commission”) on October 31, 2014 at 3:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

1.                                      Should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                      The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                                       The Registrant may not assert these actions as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Andrew D. Thorpe, Esq. of Orrick, Herrington & Sutcliffe LLP at (415) 773-5970.

Very truly yours,

JMP Group LLC
By: JMP Group Inc., its sole member and manager

		By:	/s/ Raymond S. Jackson
		Name:	Raymond S. Jackson
		Title:	Chief Financial Officer

cc:	Scott Solomon, Esq., JMP Group Inc.
Andrew D. Thorpe, Esq., Orrick, Herrington & Sutcliffe, LLP